PROPANC HEALTH GROUP CORPORATION
576 Swan Street
Richmond, VIC, 3121 Australia
Tel: 61 (0)3 9208 4182

January 8, 2013

VIA EDGAR

Ms. Karen Yubell
Mr. Daniel Greenspan
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Propanc Health Group Corporation
Post-Effective Registration Statement Amendment No. 3 to Form S-1 filed on January 7, 2013
(the “Registration Statement”)
File No: 333-175092

Dear Ms. Yubell and Mr. Greenspan:

Propanc Health Group Corporation  (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Thursday,  January 10, 2013, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

    ● Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    ● The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    ● The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

    Thank you in advance for your attention to this matter.

Very truly yours,

Propanc Health Group Corporation

By:	/s/ James Nathanielsz
Name: James Nathanielsz
Title: Chief Executive Officer